SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated May 9, 2024.

YPF

1Q24

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YPF S.A.

CONSOLIDATED RESULTS

INVESTOR RELATIONS CONTACT

https://investors.ypf.com/

inversoresypf@ypf.com

MARGARITA CHUN - IR MANAGER

Margarita.chun@ypf.com

1Q24 Webcast on May 10, 2024 9:00 am ET / 10:00 am BAT

Buenos Aires, May 9, 2024 – YPF (BYMA: YPFD | NYSE: YPF1), announces the 1Q24 results. Information based on financial statements prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$. As from 2022, annual financial statements are reported in US$ and AR$, and as from 1Q24, quarterly financial statements are also reported in both currencies to provide a better understanding of our business activities and analysis of our financial performance.

1. MAIN HIGHLIGHTS OF 1Q24

KPI	1Q24	4Q23	Q/Q Δ	1Q23	Y/Y Δ
Financial
Revenues	4,310	4,194	3%	4,238	2%
Adjusted EBITDA	1,245	1,082	15%	1,044	19%
Net Result	657	(1,861)	N/A	341	93%
CAPEX	1,252	1,466	-15%	1,298	-4%
FCF	(394)	(60)	557%	(17)	2218%
Net Debt	7,200	6,803	6%	6,043	19%
Net Leverage Ratio (x)	1.7	1.7	0%	1.2	39%
Upstream
Hydrocarbon Production (Kboe/d)	526.0	510.7	3%	510.6	3%
Crude Oil (Kbbl/d)	255.5	255.1	0%	238.5	7%
Natural Gas (Mm3/d)	36.4	34.4	6%	36.5	0%
NGL (Kbbl/d)	41.8	39.6	6%	42.9	-3%
Crude Oil Price (US$/bbl)	68.3	59.3	15%	66.8	2%
Natural Gas Price (US$/MBTU)	3.0	2.9	1%	3.0	-1%
Medanito Oil Exports (Kbbl/d)	22.9	18.8	22%	—	N/A
Total Lifting Cost (US$/boe)	12.9	15.3	-16%	14.6	-12%
Core-Hub Lifting Cost (US$/boe)	3.4	4.0	-15%	4.0	-16%
Downstream
Crude Processed (Kbbl/d)	301.1	289.8	4%	307.2	-2%
Refineries’ Utilization Rate (%)	92%	88%	4%	94%	-2%
Local Fuels Volume Sold (Km3)	3,489	3,929	-11%	3,566	-2%
Local Fuels Net Price (US$/m3)	691	620	11%	655	5%
Imported Fuels (Km3)	142	711	-80%	429	-67%
R&M Adj. EBITDA (US$/bbl)	19.1	16.8	13%	13.2	44%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro businesses.

Adjusted EBITDA totaled US$1,245 million (+15% vs. 4Q23), on the back of better local fuels prices in dollar terms, coupled with lower cost pressure after the devaluation of mid-December. These effects were partially offset by decreases in FX regime for exporters and replacement cost of our inventories. Interannually, the increase was even higher, driven by oil output growth.

Total hydrocarbon production averaged 526 kboe/d (+3% both in q/q and y/y), boosted by shale contribution, representing now 49% of the total. Crude oil remained high at 255 kbbl/d (flat q/q but +7% y/y), on the back of a 21% interannual growth in shale oil that continued delivering positive results, reaching 112 kbbl/d in 1Q24 (+3% q/q and 21% y/y), while Medanito oil exports to Chile amounted to 23 kbbl/d (+22% q/q).

Domestic fuel’s demand declined by 11% q/q, mainly due to retail demand contraction and seasonal diesel demand, resulting in lower fuels imports (-80% q/q and -66% y/y), representing only 4% of local fuels sales in 1Q 24. Processing levels at our refineries averaged 301 kbbl/d, reaching a refining utilization rate of 92% (+4% q/q).

CAPEX totaled US$1,252 million, decreasing 15% q/q and 4% y/y, mainly affected by devaluation of mid-December. More than 50% of the total was concentrated in shale operations, in line with the Company’s strategy for the short-term growth.

Free cash flow totaled a negative US$394 million, compared to a negative US$60 million in 4Q23, considering that the payment of imports deferred from 2023 and debt services were not fully compensated by the positive cash flow from operations, raising net debt to US$7.2 billion, while maintaining net leverage ratio at 1.7x.

[1]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of Mar-2024 (51% Argentina Government; 36% NYSE and 13% ByMA).

Page 2/14

2. ANALYSIS OF CONSOLIDATED RESULTS OF 1Q24

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Diesel	1,620	1,672	1,556	-4.0%	-6.9%
Gasoline	892	943	1,022	14.5%	8.4%
Natural gas as producers (third parties)	270	279	278	2.8%	-0.7%
Other	977	738	795	-18.7%	7.6%

Total Domestic Market	3,759	3,632	3,650	-2.9%	0.5%

Jet fuel	162	152	154	-4.7%	1.5%
Grain and flours	5	0	27	456.3%	N/A
Crude oil	12	151	189	1455.1%	24.8%
Petchem & Other	300	258	290	-3.3%	12.3%

Total Export Market	479	562	660	37.9%	17.6%

Total Revenues	4,238	4,194	4,310	1.7%	2.8%

Net Revenues amounted to US$4,310 million (+3% q/q), mainly driven by higher local fuels prices in dollar terms and higher Medanito crude oil exports to Chile, partially offset by lower local demand of fuels, particularly diesel, and fertilizers. Moreover, during 4Q23, our subsidiaries with functional currency in AR$2 were affected by the devaluation of mid-December.

Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Lifting cost	(671)	(719)	(617)	-8.0%	-14.1%
Other Upstream	(115)	(144)	(140)	21.6%	-3.0%
Refining & Logictic cost	(377)	(409)	(338)	-10.6%	-17.5%
Other Downstream	(138)	(185)	(126)	-8.9%	-32.0%
G&P, Corp. & Other	(105)	(10)	(160)	52.1%	1498.2%

Total OPEX	(1,406)	(1,467)	(1,380)	-1.8%	-5.9%

Depreciation & Amortization	(775)	(780)	(652)	-15.9%	-16.4%
Royalties	(236)	(227)	(256)	8.4%	12.8%
Other costs	(249)	(205)	(274)	10.1%	33.7%

Total Other Costs	(1,260)	(1,212)	(1,182)	-6.2%	-2.5%

Fuels imports (including jet fuel)	(343)	(588)	(99)	-71.1%	-83.2%
Crude oil purchases to third parties	(386)	(308)	(375)	-3.0%	21.5%
Biofuel purchases	(239)	(153)	(242)	1.2%	58.1%
Agro products purchases	(114)	(73)	(70)	-38.3%	-3.2%
Other purchases	(272)	(112)	(178)	-34.8%	58.1%
Stock variations	126	(68)	(125)	N/A	83.8%

Total Purchases & Stock Variations	(1,228)	(1,302)	(1,088)	-11.4%	-16.4%

Other operating results, net	(9)	152	6	N/A	-96.1%
Impairment of assets	—	(1,782)	—	N/A	N/A

Operating Costs + Purchases + Impairment of Assets	(3,903)	(5,611)	(3,644)	-6.6%	-35.1%

Stock variations include price effects by (US$29) million in 1Q23, (US$29) million for 4Q23 and (US$169) million for 1Q24.

OPEX totaled US$1,380 million (-6% q/q), mostly explained by the sharp devaluation of mid-December, and to a lesser extent, cost-efficiencies gained in the downstream and upstream segments, such as tariff reduction on supply chain. These effects were partially offset by the impact of devaluation on our subsidiaries with AR$ as functional currency during 4Q23.

Total Purchases and Stock Variations amounted to US$1,088 million (-16% q/q), primarily due to lower imports of fuels due to demand contraction in 1Q24, while 4Q23 was also affected by programmed stoppage at La Plata refinery. These effects were partially offset by restoration of biodiesel’s availability, higher crude oil purchases, in line with local oil price recovery, and a negative stock variation, even more than 4Q23, as a result of lower replacement cost of our inventories.

Net other operating results represented a US$6 million gain (vs. US$152 million in 4Q23), mainly due to lower FX regime for exporters after devaluation. Finally, a non-recurring impairment charge of US$1,782 million was recorded in 4Q23, as a result of the revision of recoverable value of conventional mature fields3 in the upstream. Also, this effect reduced depreciation and amortization in 1Q24 to US$652 million (-16% q/q).

[2]

The financial information of our subsidiaries, having AR$ as functional currency, is adjusted for inflation, corresponding to a hyperinflationary economy in accordance with IAS guidelines, and consolidated using the exchange rate for the end of the period.

[3]	For further information, please see 4Q23 Earnings Release, page 4.

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Consolidated Net Income Breakdown Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Operating income / (loss)	335	(1,417)	666	98.8%	N/A

Income from equity interests in associates and joint ventures	89	(133)	129	44.9%	N/A
Financial results, net	2	549	(259)	N/A	N/A

Net result before tax	426	(1,001)	536	25.8%	N/A

Income tax	(85)	(860)	121	N/A	N/A

Net result	341	(1,861)	657	92.7%	N/A

Net Income before impairment of assets	341	(703)	657	92.7%	N/A

Net financial results represented a US$259 million loss (vs. a US$549 million gain in 4Q23), mainly due to the extraordinary impact of the devaluation on net monetary-liability position in AR$ during 4Q23, and to a lesser extent, lower gains from holding financial securities in 1Q24.

The income tax was positive at US$121 million in 1Q24 (vs. a charge of US$860 million in 4Q23), mainly due to lower deferred tax liabilities, as inflation outpaced devaluation in 1Q24. Consequently, net result returned to positive territory at US$657 million (vs. a US$1,861 million loss in 4Q23).

3. ADJ. EBITDA & CAPEX

3.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Net result	341	(1,861)	657	92.7%	N/A
Financial results, net	(2)	(549)	259	N/A	N/A
Income from equity interests in associates and joint ventures	(89)	133	(129)	44.9%	N/A
Income tax	85	860	(121)	N/A	N/A
Unproductive exploratory drillings	6	6	6	0.0%	0.0%
Depreciation & amortization	775	780	652	-15.9%	-16.4%
Impairment of assets	—	1,782	—	N/A	N/A

EBITDA	1,116	1,151	1,324	18.6%	15.0%

Leasing	(72)	(69)	(79)	10.7%	14.2%
Other adjustments	—	—	—	N/A	N/A

Adjusted EBITDA	1,044	1,082	1,245	19.2%	15.1%

3.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	1Q24	4Q23	1Q23
Adj. EBITDA
Upstream	839	658	710
Downstream	672	575	369
Gas & Power	(30)	(38)	(9)
Corp	(26)	(13)	(49)
Eliminations	(210)	(100)	24

Total Adj. EBITDA	1,245	1,082	1,044

CAPEX
Upstream	1,013	1,084	1,015
Downstream	206	324	214
Gas & Power	12	41	52
Corp	21	17	17
Eliminations	—	—	—

Total CAPEX	1,252	1,466	1,298

Note: Downstream Adjusted EBITDA includes inventories price effect of oil products for (-US$58) million in 1Q23, US$40 million in 4Q23 and US$103 million in 1Q24.

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3.3 ADJ. EBITDA q/q & y/y EVOLUTION

Page 5/14

4. ANALYSIS OF RESULTS BY SEGMENT

4.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Crude oil	1,406	1,332	1,559	10.9%	17.1%
Natural gas	358	353	354	-1.0%	0.2%
Other	65	53	71	9.4%	34.3%

Revenues	1,828	1,738	1,984	8.5%	14.2%

Depreciation & amortization	(602)	(620)	(478)	-20.6%	-22.9%
Lifting cost	(671)	(719)	(617)	-8.0%	-14.1%
Royalties	(233)	(224)	(254)	9.0%	13.1%
Exploration expenses	(18)	(19)	(23)	27.8%	21.1%
Other	(161)	(84)	(208)	29.5%	147.9%

Operating income before impairment of assets	144	72	404	180.6%	461.1%

Impairment of assets	—	(1,782)	—	N/A	N/A

Operating income / (loss)	144	(1,710)	404	180.6%	N/A

Depreciation & amortization	602	620	478	-20.6%	-22.9%
Unproductive exploratory drillings	6	6	6	0.0%	0.0%
Impairment of assets	—	1,782	—	N/A	N/A

EBITDA	752	698	888	18.1%	27.2%

Leasing	(42)	(40)	(49)	17.4%	23.4%
Other adjustments	—	—	—	N/A	N/A

Adjusted EBITDA	710	658	839	18.1%	27.4%

CAPEX	1,015	1,084	1,013	-0.2%	-6.5%

Unit Cash Costs Unaudited Figures, in US$/boe	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Lifting Cost	14.6	15.3	12.9	-11.6%	-15.7%
Royalties and other taxes	6.5	6.0	6.7	3.4%	11.3%
Other Costs	2.7	3.3	3.1	12.8%	-6.0%

Total Cash Costs (US$/boe)	23.8	24.6	22.7	-4.7%	-7.8%

Revenues totaled almost US$2.0 billion in 1Q24 (+14% q/q), mainly driven by recovery in crude oil prices (+15%), coupled with higher crude oil volume sold (+2%), as a result of a better pricing landscape in the local market, while the contribution from natural gas remained almost unchanged.

Lifting cost reached US$12.9/BOE (-16% q/q), primarily due to lower cost pressures in local currency, as a result of the sharp devaluation occurred by year-end, as well as increased shale production and aforementioned cost-efficiencies. Our conventional blocks averaged US$21.5/BOE (-16% q/q), while unconventional activities averaged US$4.6/BOE (-8% q/q). Zooming in, lifting cost of our shale core hub blocks, on a gross basis (at 100% stake), also declined to US$3.4/BOE (-15% q/q), far below the already competitive levels of around US$4/BOE recorded during 2023.

Royalties and other taxes averaged US$6.7/BOE (+11% q/q), mostly as a result of higher crude oil realization price.

Adjusted EBITDA totaled US$839 million (+27% q/q), driven by higher crude oil prices and lower OPEX due to devaluation, partially offset by reduced FX regime for exporters.

CAPEX amounted to US$1.0 billion (-7% q/q but similar to 1Q23), where 65% was allocated to drilling and workover activities, 30% to new facilities or the expansion of existing ones, and 5% to exploration and other upstream activities. 73% of total capex was deployed within the unconventional areas.

Drilling and workover activities showed a positive trend, completing a total of 67 new wells in our operated blocks: 29 horizontal shale (all of them oil) and 38 conventional.

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In terms of efficiencies within our shale operations, during 1Q24 the Company continued setting new records on drilling and fracking performance, averaging 290 meters per day in drilling and 219 stages per set per month on fracking, increasing by 9% and 11%, respectively vs. the previous quarter. Moreover, during February, we achieved the highest drilling speed for one well in Aguada del Chañar block, reaching 475 meters per day for a well of almost 4,000 meters of horizontal length, which was fully drilled in 15 days.

Regarding our exploratory strategy, a few days ago we started drilling the first offshore ultra deepwater well at CAN-100 block, located 315 km from the port of Mar del Plata in the Province of Buenos Aires. Moreover, a few days ago we finished drilling the first horizontal well at El Cerrito Block, in the Palermo Aike formation, which is the second largest unconventional resource in Argentina after Vaca Muerta.

Upstream Operating data Unaudited Figures	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Net Production Breakdown
Crude Production (Kbbld)	238.5	255.1	255.5	7.1%	0.2%
Conventional	143.3	143.1	140.9	-1.7%	-1.6%
Shale	92.5	109.4	112.3	21.5%	2.6%
Tight	2.7	2.5	2.3	-14.8%	-10.2%

NGL Production (Kbbld)	42.9	39.6	41.8	-2.5%	5.7%

Conventional	12.5	9.1	10.6	-14.6%	16.3%
Shale	29.3	29.3	29.9	2.3%	2.3%
Tight	1.2	1.1	1.2	4.4%	7.2%

Gas Production (Mm3d)	36.5	34.4	36.4	-0.2%	5.9%

Conventional	14.3	12.4	13.1	-8.4%	5.8%
Shale	16.7	17.0	18.0	7.8%	6.3%
Tight	5.4	5.0	5.3	-3.4%	4.5%

Total Production (Kboed)	510.6	510.7	526.0	3.0%	3.0%

Conventional	245.7	230.1	233.8	-4.8%	1.6%
Shale	226.9	245.4	255.7	12.7%	4.2%
Tight	38.1	35.3	36.5	-4.0%	3.6%
Average realization prices
Crude Oil (USD/bbl)	66.8	59.3	68.3	2.2%	15.1%
Natural Gas (USD/MMBTU)	3.0	2.9	3.0	-1.4%	0.7%

Crude oil production in 1Q24 continued at very high levels, averaging 255 kbbl/d, on the back of shale growth (+3% q/q), offsetting the drop in conventional output. Additionally, 9% of conventional output came from tertiary production, growing by 34% y/y and minimizing the natural decline in mature fields.

Natural gas production increased by 6% q/q, mainly because 4Q23 was affected by a contraction in demand. NGL production also grew by 6% q/q, normalizing after the weather events that affected the clients of our subsidiary Mega in the City of Bahía Blanca.

4.2 DOWNSTREAM

As of 4Q23, the Company has decided to merge the Industrialization and Commercialization segments into a single Downstream segment. In addition, sales of natural gas were reallocated to the Gas and Power segment, restating comparative information corresponding to the period from 1Q22 to 3Q23. This reclassification is aligned with the new management structure and aims at simplifying the business reporting and maximizing synergies.

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Downstream Financials Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Diesel (third parties)	1,620	1,672	1,556	-4.0%	-6.9%
Gasoline (third parties)	892	943	1,022	14.5%	8.4%
Other domestic market	805	771	572	-28.9%	-25.8%
Export market	436	534	632	44.9%	18.3%

Revenues	3,753	3,920	3,782	0.8%	-3.5%

Depreciation & amortization	(139)	(143)	(137)	-1.2%	-4.2%
Refining & Logistic costs	(377)	(409)	(338)	-10.6%	-17.5%
Fuels imports (including jet fuel - third parties)	(343)	(588)	(99)	-71.1%	-83.2%
Crude oil purchases (intersegment + third parties)	(1,825)	(1,663)	(1,965)	7.7%	18.2%
Biofuel purchases (third parties)	(239)	(153)	(242)	1.2%	58.1%
Agro products purchases (third parties)	(114)	(73)	(70)	-38.3%	-3.2%
Stock variations	95	5	115	20.8%	2053.9%
Other	(557)	(442)	(489)	-12.3%	10.6%

Operating income / (loss) before impairment of assets	254	455	558	119.5%	22.6%

Impairment of assets	—	—	—	N/A	N/A

Operating income / (loss)	254	455	558	119.5%	22.6%

Depreciation & amortization	139	143	137	-1.2%	-4.2%

EBITDA	393	598	695	77.0%	16.2%

Leasing	(24)	(24)	(23)	-2.6%	-0.6%

Adjusted EBITDA	369	574	672	82.2%	16.9%

Inventories price effect of oil products	(58)	40	103	N/A	158.1%

Adjusted EBITDA excl. inventories price effect of oil products	427	535	569	33.3%	6.4%

CAPEX	214	324	206	-3.7%	-36.4%

Stock variations include price effects by (US$73) million in 1Q23, US$37 million for 4Q23 and US$102 million for 1Q24.

Revenues totaled US$3,782 million in 1Q24 (-4% q/q), mainly due to a local demand contraction of fuels, particularly diesel, and fertilizers, partially offset by higher local fuels prices and the growing oil exports to Chile.

Refining and logistics costs decreased by 18% q/q, primarily driven by the sharp devaluation that occurred in mid-December 2023, as well as lower transportation costs due to decreased volumes sold and efficiencies gained, such as tariff reduction.

Fuel imports declined by 83% q/q, mostly because 4Q23 was affected by record high local fuels demand and programmed stoppage at La Plata refinery, coupled with demand contraction and lower international price in 1Q24.

Crude oil purchases (including intersegment) increased by 18% q/q, mostly on the back of higher local price, besides a slight expansion in volume (higher processing level). Biofuel purchases grew 58% q/q, particularly because 4Q23 was affected by local supply constraints of biodiesel, while bioethanol was similar to 4Q23.

Adjusted EBITDA, excluding inventories price effect of oil products, totaled US$569 million (+6% q/q), mainly due to higher local fuels prices, combined with lower cost pressure after devaluation, partially offset by local crude oil price hike and lower FX regime for exporters.

Adjusted EBITDA of the Refining & Marketing business, in unit terms, reached US$19.1/bbl in 1Q24, compared to US$16.8/bbl reported in 1Q23.

CAPEX totaled US$206 million (-36% q/q): 69% refining, 15% midstream oil and 16% logistics.

In our refineries, during 1Q24 CAPEX was allocated in the following main projects:

•

New fuel specifications project including the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery and a gasoline hydrotreatment plant and revamping of existing gasoline units at La Plata refinery, expected to be operational by 2Q24 and 4Q25, respectively.

•	Revamping of topping units at Luján de Cuyo and Plaza Huincul refineries.

•

Works for the connection of new areas and the expansion of storage capacity related to La Amarga Chica-Puesto Hernández pipeline, which is expected to be completed by 2Q24 and will increase the evacuation of crude oil from our core hub blocks to the northern of the Neuquén Province, to be either exported to Chile through the Trans-Andean Oil Pipeline or re-directed to our Lujan de Cuyo refinery.

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In our midstream oil business unit, during 1Q24 the Company continued making progress in the main projects aimed at unlocking the evacuation capacity of the Neuquina basin:

•

Expansion of the existing system to the Atlantic: our subsidiary Oldelval is expected to reach a total evacuation capacity of 345 Kbbl/d by 2025. In addition, OTE continued working the construction of two new storage facilities of 50 Km3 each and the revamping of the export terminal at Puerto Rosales.

•

Evacuation to the Pacific: the successful reactivation of the Trans-Andean pipeline in 2023, together with the Vaca Muerta North pipeline, operational since last November, allowed us to export 23 kbbl/d of Medanito oil to Chile in 1Q24 (+22% q/q), expecting further increase in the coming months.

•

New Evacuation to the Atlantic: regarding the Vaca Muerta South project, we achieved solid progress on the engineering process for the new pipeline and export terminal, obtaining the construction permits for the first tranche of 127 km that will connect Loma Campana to Allen, as well as the environmental permits for the full project.

Downstream Operating data Unaudited Figures	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Crude processed (Kbbld)	307.2	289.8	301.1	-2.0%	3.9%
Refinery utilization (%)	93.6%	88.3%	91.8%	-185bps	346bps

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	4,790	5,152	4,692	-2.1%	-8.9%

Total domestic market	4,346	4,675	4,140	-4.7%	-11.4%
of which Gasoline	1,515	1,618	1,512	-0.2%	-6.6%
of which Diesel	2,052	2,312	1,977	-3.6%	-14.5%
Total export market	444	477	551	24.3%	15.6%

Sales of petrochemical products (Ktn)	141	126	152	7.9%	20.6%

Domestic market	83	57	65	-21.7%	14.8%
Export market	58	70	87	50.3%	25.4%

Sales of fertilizers, grain and flours (Ktn)	215	252	202	-6.1%	-19.6%

Domestic market	206	252	140	-31.9%	-44.3%
Export market	9	0	62	565.4%	N/A

Net average prices
Gasoline (USD/m3) (domestic market)	536	532	622	16.2%	17.0%
Diesel (USD/m3) (domestic market)	745	683	745	0.1%	9.2%
Petrochemical & others refined products (USD/bbl)	86	78	71	-16.7%	-8.3%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed stood at 301 Kbbl/d in 1Q24 (+4% q/q), as 4Q23 was impacted by maintenance stoppages at La Plata refinery. However, interannually, it decreased by 2% as in 1Q24 La Plata refinery was also affected by unavailability of OTE’s terminal to deliver crude oil, in addition to heavy rains and flooding in nearby areas. This effect was partially offset by better performance at Luján de Cuyo refinery, which during last March reached the highest monthly processing mark in its history. Consequently, the Company recorded a refinery utilization of 92% in 1Q24.

Domestic fuels sales volumes decreased by 11% q/q, driven by a decrease of 14% and 7% in diesel and gasoline demand, respectively, on the back of retail demand contraction and lower seasonal diesel volumes. Interannually, local fuels sales dropped by 2%, especially on the back of a 4% decline in diesel demand, affected by lower industrial and agro business activity. Nonetheless, the Company gained local fuels market share to almost 60%, as Argentina’s total fuels market contraction was even further (-6%).

Petrochemicals volumes grew by 21% q/q, primarily because 4Q23 was affected by a lower methanol demand for the biofuels market.

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Fertilizers, grain and flours sales volumes declined by 20% q/q, mainly due to a contraction in local demand of fertilizers.

Net average fuels prices in the domestic market measured in dollar terms increased by 11% y/y, as a result of an active pricing policy that has been deployed by the Company since the end of last year, through which it has been possible to reduce the gap vs. import parity to 7% in 1Q24, compared to 20% in 4Q23.

Prices for petrochemical & other refined products declined by 8% q/q, aligned with a downward trend in international prices of certain refined products such as jet fuel, asphalts and lubricants.

4.3 GAS & POWER

GAS & POWER Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Natural gas as producers (intersegment + third parties)	326	329	325	-0.6%	-1.3%
Natural gas retail (third parties)	80	(16)	74	-8.2%	N/A
Midstream Gas Revenues (intersegment + third parties)	54	44	53	-1.9%	18.2%
Other	46	(39)	31	-31.7%	N/A

Revenues	506	318	482	-4.7%	51.6%

Depreciation & amortization	(19)	(8)	(21)	8.5%	162.6%
Natural gas purchases (intersegment + third parties)	(397)	(317)	(377)	-4.9%	19.0%
Midstream Gas purchases (intersegment)	(19)	(15)	(14)	-27.6%	-8.2%
Operating cost & Other	(94)	(18)	(114)	21.4%	527.9%

Operating income before impairment of assets	(23)	(40)	(44)	91.3%	N/A

Impairment of assets	—	—	—	N/A	N/A

Operating income	(23)	(40)	(44)	91.3%	N/A

Depreciation & amortization	19	8	21	8.5%	162.6%

EBITDA	(4)	(32)	(23)	532.4%	-28.1%

Leasing	(6)	(6)	(7)	17.0%	17.3%

Adjusted EBITDA	(9)	(38)	(30)	214.6%	-21.1%

CAPEX	52	41	12	-76.9%	-70.7%

Revenues totaled US$482 million in 1Q24, increasing by 52% q/q, mainly because in 4Q23 our subsidiary Metrogas, with functional currency in AR$, was affected by the sharp devaluation of mid-December, partially offset by lower seasonal LNG regasification revenues in 1Q24.

Natural gas purchases grew by 19% q/q, mostly in line with higher natural gas sales, while operating costs & other expanded significantly, primarily led by devaluation mentioned above. Moreover, in 1Q24 the Company recognized higher charge for doubtful sales receivables for US$29 million, within operating costs, according to Resolution N° 58/24 of the Secretary of Energy, released on May 8, 20244.

As a result of the aforementioned factors, Adjusted EBITDA totaled a negative US$30 million, compared to a negative US$ 38 million.

CAPEX totaled US$12 million (-71% q/q) and continued focusing on the following main midstream gas facilities expansion projects, aiming at de-bottlenecking the potential of the Vaca Muerta formation:

•

Revamping of NGL facility “Tex Loma La Lata”: first stage became online since September 2023, and expected to be fully operational by 2Q24, adding a potential processing capacity of up to 6 Mm3/d of natural gas and 600 tons/d of NGL in the core hub blocks.

•	Rincón del Mangrullo gas pipeline expansion project: estimated to be completed in 2Q24.

[4]	For further information, please see Note 36 of YPF’s consolidated financial statements as of March 2024.

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5. LIQUIDITY AND SOURCES OF CAPITAL

5.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Cash BoP	773	1,296	1,123	45.3%	-13.3%
Net cash flow from operating activities	1,497	1,708	1,089	-27.3%	-36.2%
Net cash flow from investing activities	(1,189)	(1,563)	(1,208)	1.6%	-22.7%
Net cash flow from financing activities	17	(111)	312	1735.3%	N/A
FX adjustments & other	(84)	(207)	(7)	-91.7%	-96.6%

Cash EoP	1,014	1,123	1,309	29.1%	16.6%

Investment in financial assets	282	264	290	2.8%	9.8%

Cash + short-term investments EoP	1,296	1,387	1,599	23.4%	15.3%

FCF	(17)	(60)	(394)	2217.6%	556.7%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

Net cash flow from operations reached US$1,089 million in 1Q24 (-36% q/q). Despite the sequential increase in Adjusted EBITDA, it was affected by payment of 2023’s imported goods and services differed to 1Q24 and certain delays in the collections of gas sales.

Net cash flow from investing activities was negative US$1,208 million in 1Q24, compared to negative US$1,563 million in 4Q23, primarily due to the impact of devaluation in mid-December.

Net cash flow from financing activities amounted to positive US$312 million in 1Q24 (vs. negative US$111 million in 4Q23), mostly driven by the issuance of the international bond (+US$800 million), partially offset by prepayment of 40% of 2024’s international bond (-US$138 million), in addition to regular debt service. Moreover, the Company continued securing trade facilities.

As a result, the free cash flow for the period was negative U$394 million, as the deployment of our capital expenditure and our regular interest payments were not fully compensated by the cash flow from operations.

In terms of liquidity, our cash and short-term investments stood at US$1,599 million by the end of March 2024, increasing 15% vs. 4Q23.

5.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Q/Q Δ
Short-term debt	1,108	1,508	1,559	3.4%
Long-term debt	6,231	6,682	7,240	8.4%

Total debt	7,339	8,190	8,799	7.4%

Avg. Interest rate for AR$-debt	73.6%	104.8%	75.4%
Avg. Interest rate for US$-debt	7.5%	6.5%	6.8%
% of debt in AR$	2.8%	1.7%	3.2%

Cash + short term investments	1,296	1,387	1,599	15.3%

% of liquidity dollarized	78.8%	103.0%	109.0%

Net debt	6,043	6,803	7,200	5.8%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

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As of March 31, 2024, YPF’s consolidated net debt totaled US$7,200 million, increasing by US$397 million q/q and US$1,157 million y/y. Despite higher net debt compared to the previous quarter, the Company managed to maintain net leverage ratio around 1.7x.

In terms of financing, in January 2023 the Company issued an export-secured bond for a nominal value of US$800 million with a fixed rate of 9.50%, maturing in July 2031 and amortizing in 10 semiannual installments since July 2026. On the other hand, a cash tender offer was launched for the 2024 Notes (US$346 million), which resulted in prepayment of near 40% of the outstanding amount of said notes. The remaining amount was fully paid at maturity, on April 4th, 2024. Additionally, the Company paid at maturity final amortization of Series XIII Notes (US$43 million) and refinanced trade financing facilities.

Regarding our maturity profile, the Company faces debt maturities for the remaining 9 months of 2024 for US$1,169 million, mainly concentrated in short-term trade facilities for over US$400 million and international bonds’ amortizations.

The following chart shows our consolidated principal debt maturity profile as of March 2024:

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6. TABLES

6.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million
Unaudited Figures	31-Dec-23	31-Mar-24
Non-current Assets
Intangible assets	367	377
Properties, plant and equipment	17,712	16,699
Assets for leasing	631	614
Investments in companies and joint ventures	1,676	1,834
Deferred tax assets, net	18	18
Other receivables	158	177
Trade receivables	31	31
Investment in financial assets	8	7

Total Non-current Assets	20,601	19,757

Current Assets
Assets held for disposal	0	1,858
Inventories	1,683	1,574
Contract assets	10	17
Other receivables	381	444
Trade receivables	973	1,400
Investment in financial assets	264	290
Cash and cash equivalents	1,123	1,309

Total Current Assets	4,434	6,892

Total Assets	25,035	26,649

Total Shareholders´ Equity	9,051	9,967

Non-current Liabilities
Provisions	2,660	686
Deferred tax liabilities, net	1,242	1,066
Contract liabilities	34	33
Income tax payable	4	4
Other taxes payable	0	0
Salaries and social security	0	0
Liabilities from leasing	325	312
Loans	6,682	7,240
Other liabilities	112	74
Accounts payable	5	5

Total non-current Liabilities	11,064	9,420

Current Liabilities
Liabilities directly associated with assets held for sale	0	2,039
Provisions	181	207
Contract liabilities	69	54
Income tax payable	31	45
Other taxes payable	139	248
Salaries and social security	210	175
Liabilities from leasing	341	336
Loans	1,508	1,559
Other liabilities	122	117
Accounts payable	2,319	2,482

Total Current Liabilities	4,920	7,262

Total Liabilities	15,984	16,682

Total Liabilities and Shareholders’ Equity	25,035	26,649

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

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6.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	1Q23	4Q23	1Q24	Y/Y Δ	Q/Q Δ
Revenues	4,238	4,194	4,310	1.7%	2.8%

Costs	(3,299)	(3,356)	(3,019)	-8.5%	-10.0%

Gross profit	939	838	1,291	37.5%	54.1%

Selling expenses	(420)	(419)	(467)	11.2%	11.5%
Administrative expenses	(157)	(187)	(141)	-10.2%	-24.6%
Exploration expenses	(18)	(19)	(23)	27.8%	21.1%
Impairment of property, plant and equipment and intangible assets	—	(1,782)	—	N/A	N/A
Other operating results, net	(9)	152	6	N/A	-96.1%

Operating income	335	(1,417)	666	98.8%	N/A

Income of interests in companies and joint ventures	89	(133)	129	44.9%	N/A
Financial Income	601	2,054	36	-94.0%	-98.2%
Financial Cost	(710)	(1,497)	(336)	-52.7%	-77.6%
Other financial results	111	(8)	41	-63.1%	N/A
Financial results, net	2	549	(259)	N/A	N/A

Net profit before income tax	426	(1,001)	536	25.8%	N/A

Income tax	(85)	(860)	121	N/A	N/A

Net profit for the period	341	(1,861)	657	92.7%	N/A

Net profit for shareholders of the parent company	341	(1,860)	649	90.3%	N/A
Net profits for non-controlling interest	—	(1)	8	N/A	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.87	(4.75)	1.66	90.8%	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

7. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce roughly 35% and 30% of the country’s crude oil and natural gas, respectively; (ii) in the downstream, we operate 3 refineries representing approximately 50% of Argentina’s refining capacity and lead the local diesel and gasoline sales with a market share of more than 55%; and (iii) in gas and power, Metrogas, our subsidiary, distributes around 25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

8. DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be acceptSed by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer